Exhibit 99.1

SECOND AMENDMENT TO STANDBY EQUITY PURCHASE AGREEMENT

This Second Amendment (this “Amendment”) to that certain Standby Equity Purchase Agreement, dated as of December 1, 2025 (the “Original Agreement”), as amended and supplemented by that certain Amendment and Addendum to Standby Equity Purchase Agreement, dated as of December 9, 2025 (the “Prior Amendment”, and together with the Original Agreement, the “Agreement”), is entered into as of February 5, 2026 (the “Amendment Effective Date”), by and between SMX (Security Matters) Public Limited Company, an Irish public limited company (the “Company”), and Target Capital 1 LLC, an Arizona limited liability company (the “Investor”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the Company and the Investor are parties to the Agreement, pursuant to which the Investor committed to purchase up to $100,000,000 of the Company’s Ordinary Shares, subject to the terms and conditions set forth therein (the “Commitment Amount”);

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the Commitment Amount; and

WHEREAS, except as expressly amended hereby, the Company and the Investor desire that the Agreement shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Agreement, the parties agree as follows:

1. Amendment to Commitment Amount.

1.1 Increase of Commitment Amount. The definition of “Commitment Amount” in the Original Agreement, and each reference thereto throughout the Agreement, is hereby amended by replacing “$100,000,000” with “$250,000,000”.

1.2 Conforming References. Any and all references to the Commitment Amount in the Agreement shall be deemed amended to reflect the Commitment Amount of $250,000,000.

1.3 Facility Fee; No Increase. Notwithstanding anything to the contrary contained in the Agreement or any Transaction Document, the parties hereby acknowledge and agree that (i) the Facility Fee payable under the Agreement was calculated solely based on the original Commitment Amount of $100,000,000, (ii) the Facility Fee equal to two percent (2%) of $100,000,000 has been paid in full, and (iii) the increase of the Commitment Amount pursuant to this Amendment shall not give rise to, and shall not be deemed to trigger, any additional Facility Fee or any other fee of any kind.

2. No Other Amendments.

Except as expressly set forth in this Amendment, the Agreement (including the Prior Amendment) is not modified or amended in any respect and shall remain in full force and effect and is hereby ratified and confirmed.

3. Effect of Amendment.

From and after the Amendment Effective Date, all references in the Transaction Documents to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment. In the event of any conflict between the terms of this Amendment and the terms of the Agreement or the Prior Amendment, the terms of this Amendment shall control.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Amendment Effective Date.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	CEO

TARGET CAPITAL 1 LLC

By:	/s/ Dmitriy Shapiro
Name:	Dmitriy Shapiro
Title:	Managing Member